SEC FILE NUMBER	001-13748
CUSIP NUMBER	989524301

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25/A

NOTIFICATION OF LATE FILING

(Check one): ☒ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: **March 31, 2009**

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended: ______________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: **Not applicable.**

EXPLANATORY NOTE

This Amendment No. 1 to Form 12b-25 (this "Amendment") amends the Form 12b-25 originally filed on June 30, 2009 (the "Original Filing"), of ZiLOG, Inc., a Delaware corporation ("Zilog", the "Company", "our", "we", or "us"). We are filing this Amendment to change the information required by Part IV paragraph 3 of Form 12b-25.

Except as described above, no other changes have been made to the Original Filing. The Original Filing continues to speak as of the date of the Original Filing, and we have not updated the disclosures contained therein to reflect any events which occurred at a date subsequent to the filing of the Original Filing.

PART IV
OTHER INFORMATION

(3)   Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes   ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation

As a result of the sale of the Company's universal remote control and secured transaction processor businesses to Maxim Integrated Products, Inc. and Universal Electronics Inc., the assets and liabilities, results of operations and cash flows related to the sale business have been classified as discontinued operations in the consolidated financial statements for all periods presented through the date of the sale. During fiscal 2009, we experienced a significant reduction in sales reflecting lower demand for product and the global worldwide recession. Reference is made to the financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended March 31, 2009, as filed on June 30, 2009 which preceded the filing of this Form 12b-25/A.

ZiLOG, Inc.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2009   By: /s/ Perry J. Grace
                                                   Perry J. Grace
                                                   Executive Vice President and Chief Financial Officer